On August 3, 2004, at a Special Meeting of the Board of Trustees, the Board of Trustees approved the reorganization of SNAPSM Fund, a diversified series of Evergreen Select Money Market Trust, into SNAP Fund, a series of the Commonwealth Cash Reserve Fund, Inc., a registered investment company organized as a Virginia corporation.SNAP Fund will be managed by PF
 Asset Management LLC as
of the date of the reorganizationwhich, if approved, will take place on or about September 17, 2004.